Exhibit 99.1

Fourth Quarter 2017 Earnings Release

BMO Financial Group Reports Net Income of $5.35 Billion, up 16%, for Fiscal 2017

Financial Results Highlights:

Fourth Quarter 2017 Compared with Fourth Quarter 2016:

•	Net income of $1,227 million, down 9%; adjusted net income[1] of $1,309 million, down 6%

•	EPS[2] of $1.81, down 10%; adjusted EPS[1,2] of $1.94, down 8%

•	Reported and adjusted net income includes elevated reinsurance claims of $112 million, which reduced EPS[2] by $0.17 and net income growth by approximately 8%

•	ROE of 12.1%, compared with 13.8%; adjusted ROE[1] of 12.9%, compared with 14.4%

•	Provision for credit losses of $208 million, compared with $174 million

•	Common Equity Tier 1 Ratio of 11.4%

•	Dividend increased $0.03, up 3% from the prior quarter

Fiscal 2017 Compared with Fiscal 2016:

•	Net income of $5,350 million, up 16%; adjusted net income[1] of $5,508 million, up 10%

•	EPS[2] of $7.92, up 14%; adjusted EPS[1,2] of $8.16, up 9%

•	ROE of 13.3%, compared with 12.1%; adjusted ROE[1] of 13.7%, compared with 13.1%

•	Provision for credit losses of $774 million, compared with $815 million; specific provision for credit losses of $850 million, compared with $815 million

•	Dividend increased $0.05, up 6% from the prior year

Toronto, December 5, 2017 – For the fourth quarter ended October 31, 2017, BMO Financial Group recorded net income of $1,227 million or $1.81 per share on a reported basis, and net income of $1,309 million or $1.94 per share on an adjusted basis.

“BMO finished the year with strong performance, delivering record annual adjusted earnings of $5.5 billion, up 10% from last year, and earnings per share of $8.16. Earnings growth reflects the benefit of our diversified business mix, including continued momentum in the U.S. segment, which has achieved 13% compound growth over the last two years on a U.S dollar basis, contributing 25% or $1.4 billion to bank earnings,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are making good progress against our financial and strategic objectives. In 2017, we delivered positive adjusted net operating leverage of 1.9% building on the 2.1% achieved last year and leading to an improvement in the adjusted net efficiency ratio of 240 bps since 2015. We did so while investing more in digital capabilities, providing customers with innovative products and services. We improved the CET 1 Ratio to 11.4% and, at the same time, grew our business and returned earnings to our shareholders through higher dividends and share buybacks.

“We start 2018 from a position of strength, with diversified and competitively advantaged businesses, a team of highly engaged, customer-focused employees and a solid technology and data foundation. I am confident that we will build on these core capabilities to accelerate growth, improve efficiency and drive customer loyalty. We are well-positioned to capture the opportunities in an evolving market environment and deliver sustainable profitability going forward,” concluded Mr. White.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Net income in the fourth quarter of 2017 included elevated reinsurance claims of $112 million resulting largely from the impact of hurricanes Irma, Maria and Harvey, which reduced net income growth by approximately 8%. The weaker U.S. dollar reduced net income growth by 1%. Reported results included a $41 million after-tax restructuring charge as we continue to accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies.

Concurrent with the release of results, BMO announced a first quarter 2018 dividend of $0.93 per common share, up $0.03 per share and 3% from the preceding quarter and up $0.05 per share and 6% from a year ago. The quarterly dividend of $0.93 per common share is equivalent to an annual dividend of $3.72 per common share.

Return on tangible common equity (ROTCE) was 14.8% compared with 17.2 % in the prior year, and adjusted ROTCE was 15.5% compared with 17.5%.

BMO’s 2017 audited consolidated financial statements and accompanying management discussion & analysis (MD&A), is available online at www.bmo.com/investorrelations and at www.sedar.com.

Operating Segment Overview for the Fourth Quarter of 2017

Canadian P&C

Reported net income of $624 million increased $36 million or 6% and adjusted net income, which excludes the amortization of acquisition-related intangible assets, of $625 million increased $37 million or 6% from a year ago due to higher balances across most products, higher net interest margin and higher non-interest revenue, partially offset by higher expenses and an increased provision for credit losses.

During the quarter, in partnership with Ryerson University’s DMZ, we provided five startups with an opportunity to further develop and scale their technologies through the DMZ-BMO Fintech Accelerator Program. This program shows our commitment to build capabilities and enhance service offerings for our customers through innovation.

U.S. P&C

Reported net income of $280 million and adjusted net income of $291 million both decreased 3% from a year ago due to the weaker U.S. dollar. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$222 million and adjusted net income of US$231 million both increased $5 million or 2% compared to a year ago mainly due to higher deposit revenue and increased commercial loan volumes, partially offset by loan spread compression and higher expenses.

This quarter, we successfully completed the integration of BMO Transportation Finance. In addition, the Federal Deposit Insurance Corporation released its annual deposit market share report and we maintained our second place rankings in the Chicago and Milwaukee markets and our fourth place ranking within our core footprint, which includes Illinois, Kansas, Wisconsin, Missouri, Indiana, and Minnesota.

BMO Wealth Management

Reported net income of $172 million and adjusted net income of $186 million both decreased 38% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Elevated reinsurance claims of $112 million in the current quarter largely resulting from the impact of hurricanes and a gain on sale of an equity investment a year ago had a negative impact of 52% on reported net income growth and 48% on adjusted net income growth. Traditional wealth reported net income was $189 million compared to $201 million and adjusted net income was $203 million compared to $224 million a year ago, as improved equity markets and business growth including higher deposit and loan revenue were more than offset by a gain on sale of an equity investment last year. Insurance reported a net loss of $17 million due to the elevated reinsurance claims this quarter, partially offset by the benefits from favourable market movements and the impact of investment portfolio related changes. This compared to insurance net income of $78 million last year.

BMO Wealth Management has been recognized by Wealth & Finance INTL in their 2017 Global Finance Awards, as having the Most Outstanding Wealth Planning Services, recognizing our best-in-class service.

BMO Capital Markets

Reported net income and adjusted net income, which excludes the amortization of acquisition-related intangible assets, of $326 million decreased $66 million or 17% from record performance a year ago, primarily due to lower revenue in our Investment and Corporate Banking business, higher expenses, and a higher provision for credit losses.

During the quarter, BMO Capital Markets partnered with Evolve Funds to help launch the first Canadian-listed Exchange Traded Fund (ETF), focused on gender diversity and workplace inclusion.

Corporate Services

Corporate Services net loss for the quarter was $175 million compared with a net loss of $202 million a year ago. Corporate Services adjusted net loss for the quarter was $119 million compared with an adjusted net loss of $188 million a year ago. Adjusted results exclude a $41 million after-tax restructuring charge in the current quarter and acquisition integration costs in both periods. Adjusted results increased due to lower expenses, in part due to the impact of a gain on sale of an office building and higher revenue excluding taxable equivalent basis (teb), partially offset by lower credit recoveries. Reported results increased due to the net impact of drivers noted above, partially offset by the restructuring charge in the current quarter.

BMO Financial Group Fourth Quarter Report 2017  1

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at October 31, 2017. The CET1 Ratio increased from 11.2% at the end of the third quarter largely due to retained earnings growth and favourable pension and post-retirement benefit impacts, partially offset by business growth and share repurchases during the quarter.

Provision for Credit Losses

The total provision for credit losses was $208 million, an increase of $34 million from the prior year due to higher provisions in BMO Capital Markets, Corporate Services and Canadian P&C.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2  BMO Financial Group Fourth Quarter Report 2017

Financial Review

The Financial Review commentary is as of December 5, 2017. The material that precedes this section comprises part of this Financial Review. The Financial Review should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2017, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2017, and the MD&A for fiscal 2017.

The 2017 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights	14	Review of Operating Groups’ Performance
5	Non-GAAP Measures		14	Personal and Commercial Banking (P&C)
6	Caution Regarding Forward-Looking Statements			15	Canadian Personal and Commercial Banking (Canadian P&C)
7	Foreign Exchange			16	U.S. Personal and Commercial Banking (U.S. P&C)
7	Net Income		17	BMO Wealth Management
8	Revenue		18	BMO Capital Markets
10	Provision for Credit Losses		19	Corporate Services
10	Impaired Loans	21	Risk Management
11	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	22	Interim Consolidated Financial Statements
11	Non-Interest Expense		22	Consolidated Statement of Income
11	Income Taxes		23	Consolidated Statement of Comprehensive Income
12	Capital Management		24	Consolidated Balance Sheet
13	Eligible Dividends Designation		25	Consolidated Statement of Changes in Equity
		26	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of October 31, 2017, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2017, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Fourth Quarter Report 2017  3

Financial Highlights	Table 1

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016

Summary Income Statement
Net interest income	2,535	2,533	2,498	10,007	9,872
Non-interest revenue	3,120	2,926	2,780	12,253	11,215

Revenue	5,655	5,459	5,278	22,260	21,087
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	573	253	79	1,538	1,543

Revenue, net of CCPB	5,082	5,206	5,199	20,722	19,544

Specific provision for credit losses	208	210	174	850	815
Collective provision for (recovery of) credit losses	-	(76)	-	(76)	-

Total provision for credit losses	208	134	174	774	815
Non-interest expense	3,369	3,278	3,323	13,302	12,997
Provision for income taxes	278	407	357	1,296	1,101

Net income	1,227	1,387	1,345	5,350	4,631

Attributable to bank shareholders	1,227	1,387	1,344	5,348	4,622
Attributable to non-controlling interest in subsidiaries	-	-	1	2	9

Net income	1,227	1,387	1,345	5,350	4,631

Adjusted net income	1,309	1,374	1,395	5,508	5,020

Common Share Data ($ except as noted)
Earnings per share	1.81	2.05	2.02	7.92	6.92
Adjusted earnings per share	1.94	2.03	2.10	8.16	7.52
Earnings per share growth (%)	(10.3)	9.8	10.4	14.5	5.3
Adjusted earnings per share growth (%)	(7.6)	4.4	10.5	8.5	7.4
Dividends declared per share	0.90	0.90	0.86	3.56	3.40
Book value per share	61.92	59.65	59.56	61.92	59.56
Closing share price	98.83	94.56	85.36	98.83	85.36
Total market value of common shares ($ billions)	64.0	61.3	55.1	64.0	55.1
Dividend yield (%)	3.6	3.8	4.0	3.6	4.0

Financial Measures and Ratios (%)
Return on equity	12.1	13.4	13.8	13.3	12.1
Adjusted return on equity	12.9	13.3	14.4	13.7	13.1
Return on tangible common equity	14.8	16.5	17.2	16.3	15.3
Adjusted return on tangible common equity	15.5	16.0	17.5	16.5	16.1
Net income growth	(8.8)	11.4	10.8	15.5	5.1
Adjusted net income growth	(6.2)	6.1	10.3	9.7	7.2
Revenue growth	7.2	(3.1)	5.9	5.6	8.8
Revenue growth, net of CCPB	(2.2)	5.3	10.2	6.0	7.8
Non-interest expense growth	1.4	6.0	7.4	2.3	6.7
Adjusted non-interest expense growth	(0.1)	6.5	7.3	3.7	6.1
Efficiency ratio, net of CCPB	66.3	63.0	63.9	64.2	66.5
Adjusted efficiency ratio	57.5	59.0	61.7	58.4	59.2
Adjusted efficiency ratio, net of CCPB	64.0	61.9	62.6	62.8	63.9
Operating leverage, net of CCPB	(3.6)	(0.7)	2.8	3.7	1.1
Adjusted operating leverage, net of CCPB	(2.1)	(1.2)	2.9	1.9	2.1
Net interest margin on average earning assets	1.57	1.55	1.57	1.55	1.59
Effective tax rate	18.5	22.7	21.0	19.5	19.2
Adjusted effective tax rate	19.3	22.5	21.2	19.8	19.9
Return on average assets	0.68	0.76	0.75	0.74	0.65
PCL-to-average net loans and acceptances (annualized)	0.22	0.14	0.19	0.21	0.23
Specific PCL-to-average net loans and acceptances (annualized)	0.22	0.22	0.19	0.23	0.23

Balance Sheet (as at $ millions, except as noted)
Assets	709,580	708,617	687,935	709,580	687,935
Net loans and acceptances	378,218	375,971	371,751	378,218	371,751
Deposits	483,488	473,111	473,372	483,488	473,372
Common shareholders’ equity	40,114	38,694	38,464	40,114	38,464
Cash and securities-to-total assets ratio (%)	28.5	27.8	27.1	28.5	27.1

Capital Ratios (%)
CET1 Ratio	11.4	11.2	10.1	11.4	10.1
Tier 1 Capital Ratio	13.0	12.9	11.6	13.0	11.6
Total Capital Ratio	15.1	15.2	13.6	15.1	13.6
Leverage Ratio	4.4	4.4	4.2	4.4	4.2

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.2895	1.2453	1.3411	1.2895	1.3411
Average Canadian/U.S. dollar	1.2621	1.2974	1.3216	1.3071	1.3251

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

4  BMO Financial Group Fourth Quarter Report 2017

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016

Reported Results
Revenue	5,655	5,459	5,278	22,260	21,087
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(573)	(253)	(79)	(1,538)	(1,543)
Revenue, net of CCPB	5,082	5,206	5,199	20,722	19,544
Provision for credit losses	(208)	(134)	(174)	(774)	(815)
Non-interest expense	(3,369)	(3,278)	(3,323)	(13,302)	(12,997)
Income before income taxes	1,505	1,794	1,702	6,646	5,732
Provision for income taxes	(278)	(407)	(357)	(1,296)	(1,101)
Net Income	1,227	1,387	1,345	5,350	4,631
EPS ($)	1.81	2.05	2.02	7.92	6.92

Adjusting Items (Pre-tax) (1)
Amortization of acquisition-related intangible assets (2)	(34)	(35)	(37)	(149)	(160)
Acquisition integration costs (3)	(24)	(20)	(31)	(87)	(104)
Cumulative accounting adjustment (4)	-	-	-	-	(85)
Restructuring cost (5)	(59)	-	-	(59)	(188)
Decrease in the collective allowance for credit losses (6)	-	76	-	76	-
Adjusting items included in reported pre-tax income	(117)	21	(68)	(219)	(537)

Adjusting Items (After tax) (1)
Amortization of acquisition-related intangible assets (2)	(26)	(28)	(29)	(116)	(124)
Acquisition integration costs (3)	(15)	(13)	(21)	(55)	(71)
Cumulative accounting adjustment (4)	-	-	-	-	(62)
Restructuring cost (5)	(41)	-	-	(41)	(132)
Decrease in the collective allowance for credit losses (6)	-	54	-	54	-
Adjusting items included in reported net income after tax	(82)	13	(50)	(158)	(389)
Impact on EPS ($)	(0.13)	0.02	(0.08)	(0.24)	(0.60)

Adjusted Results
Revenue	5,655	5,459	5,278	22,260	21,171
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(573)	(253)	(79)	(1,538)	(1,543)
Revenue, net of CCPB	5,082	5,206	5,199	20,722	19,628
Provision for credit losses	(208)	(210)	(174)	(850)	(815)
Non-interest expense	(3,252)	(3,223)	(3,255)	(13,007)	(12,544)
Income before income taxes	1,622	1,773	1,770	6,865	6,269
Provision for income taxes	(313)	(399)	(375)	(1,357)	(1,249)
Net income	1,309	1,374	1,395	5,508	5,020
EPS ($)	1.94	2.03	2.10	8.16	7.52
(1)	Adjusting items are included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups, and acquisition integration costs related to F&C Asset Management plc (F&C), which are charged to Wealth Management.
(2)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 15, 16, 17, 18, and 19.
(3)	Acquisition integration costs related to F&C Asset Management plc (F&C) are charged to Wealth Management. Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.
(4)	Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.
(5)	Restructuring charge in Q4-2017 and Q2-2016, as we continue to accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring cost is recorded in non-interest expense.
(6)	Adjustments to the collective allowance for credit losses are recorded in Corporate Services provision for (recovery of) credit losses.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Fourth Quarter Report 2017  5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2018 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, which begin on page 86, of BMO’s 2017 Annual MD&A and outline certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Developments and Outlook section on page 32 of BMO’s 2017 Annual MD&A.

6  BMO Financial Group Fourth Quarter Report 2017

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars were decreased relative to the third quarter of 2017 and the fourth quarter of 2016 by the weaker U.S. dollar. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current year and the fourth quarter of 2016. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Capital Management section of the 2017 Annual MD&A for discussion on the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results	Table 3

	Q4-2017
(Canadian $ in millions, except as noted)	vs Q4-2016	vs Q3-2017
Canadian/U.S. dollar exchange rate (average)
Current period	1.2621	1.2621
Prior period	1.3216	1.2974

Effects on U.S. segment reported results
Decreased net interest income	(45)	(27)
Decreased non-interest revenue	(38)	(22)
Decreased revenues	(83)	(49)
Decreased provision for credit losses	4	2
Decreased expenses	59	35
Decreased income taxes	5	3
Decreased reported net income before impact of hedges	(15)	(9)
Hedging losses in current period, after tax	-	-
Decreased reported net income	(15)	(9)

Effects on U.S. segment adjusted results
Decreased net interest income	(45)	(27)
Decreased non-interest revenue	(38)	(22)
Decreased revenues	(83)	(49)
Decreased provision for credit losses	3	2
Decreased expenses	57	34
Decreased income taxes	6	3
Decreased adjusted net income before impact of hedges	(17)	(10)
Hedging losses in current period, after tax	-	-
Decreased adjusted net income	(17)	(10)

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q4 2017 vs Q4 2016

Net income was $1,227 million for the fourth quarter of 2017, down $118 million or 9% from the prior year. Adjusted net income was $1,309 million for the fourth quarter of 2017, down $86 million or 6% from the prior year. Adjusted net income excludes a restructuring charge in the current period, and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS of $1.81 was down $0.21 or 10%, and adjusted EPS of $1.94 was down $0.16 or 8% from the prior year. Net income this quarter included claims of $112 million in our reinsurance business largely resulting from the impact of hurricanes Irma, Maria and Harvey which reduced earnings per share by $0.17 and net income growth by approximately 8%. The weaker U.S. dollar reduced net income growth by 1%.

Canadian P&C reported net income of $624 million increased $36 million or 6% and adjusted net income of $625 million increased $37 million or 6% from a year ago due to higher balances across most products and higher net interest margin, partially offset by higher expenses and an increased provision for credit losses. On a Canadian dollar basis, U.S. P&C reported and adjusted net income both decreased 3% from a year ago due to the weaker U.S. dollar. On a U.S. dollar basis, U.S. P&C reported and adjusted net income both increased $5 million or 2% mainly due to higher deposit revenue and increased commercial loan volumes, partially offset by loan spread compression and higher expenses. Wealth Management reported net income of $172 million and adjusted net income of $186 million both decreased 38% from a year ago. Elevated reinsurance claims in the current quarter and a gain on sale of an equity investment a year ago had a negative impact of 52% on reported net income growth and 48% on adjusted net income growth. Traditional wealth reported net income was $189 million compared to $201 million and adjusted net income was $203 million compared to $224 million a year ago, as improved equity markets and business growth including higher deposit and loan revenue were more than offset by a gain on sale of an equity investment last year. Insurance reported a net loss of $17 million due to the elevated reinsurance claims this quarter, partially offset by the benefits from favourable market movements and the impact of investment portfolio related changes. This compared to insurance net income of $78 million last year. BMO Capital Markets reported and adjusted net income of $326 million both decreased $66

BMO Financial Group Fourth Quarter Report 2017  7

million or 17% from record performance a year ago, primarily due to lower revenue in our Investment and Corporate Banking business, higher expenses, and a higher provision for credit losses. Corporate Services adjusted results increased due to lower expenses, in part due to a gain on the sale of an office building, and higher revenue excluding teb, partially offset by lower credit recoveries. Reported results increased due to the net impact of the drivers noted above, partially offset by the restructuring charge in the current quarter.

Q4 2017 vs Q3 2017

Net income decreased $160 million or 12% and adjusted net income decreased $65 million or 5% from the prior quarter. Adjusted net income excludes a restructuring charge in the current quarter, a decrease in the collective allowance in the prior quarter and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS decreased $0.24 or 11% and adjusted EPS decreased $0.09 or 4%. Net income this quarter included higher reinsurance claims of $112 million which reduced earnings per share by $0.17 and net income growth by approximately 8%.

Canadian P&C reported and adjusted net income both increased by 2% due to higher net interest margin, partially offset by a higher provision for credit losses and higher expenses. On a Canadian dollar basis, U.S. P&C reported and adjusted net income both increased $2 million or 1% from the prior quarter. On a U.S. dollar basis, U.S. P&C reported and adjusted net income both increased $8 million or 3% due to higher revenue, a lower provision for credit losses and lower expenses, partially offset by a more favourable tax rate in the prior quarter. Wealth Management reported net income, which included elevated reinsurance claims of $112 million, decreased $92 million or 35% and adjusted net income decreased $93 million or 33%. Traditional wealth reported net income of $189 million and adjusted net income of $203 million were relatively unchanged. Insurance reported a net loss of $17 million primarily due to the elevated reinsurance claims of $112 million in the current quarter, net of benefits from favourable market movements and the impact of investment portfolio related changes, compared to net income of $76 million in the prior quarter. BMO Capital Markets reported and adjusted net income both increased 11%, primarily due to higher revenue and lower expenses, partially offset by a more favourable tax rate in the prior quarter and a higher provision for credit losses. Corporate Services adjusted results decreased largely due to higher expenses, net of a gain on the sale of an office building in the current quarter, partially offset by the impact of a less favourable tax rate in the prior quarter. Reported results decreased due to the decrease in the collective allowance in the prior quarter and the restructuring charge in the current quarter, in addition to the net impact of the drivers noted above.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measure section.

Revenue

Q4 2017 vs Q4 2016

Revenue of $5,655 million increased $377 million or 7% from the fourth quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,082 million decreased $117 million or 2%, or 1% excluding the impact of the weaker U.S. dollar. Net revenue included elevated reinsurance claims of $112 million.

Canadian P&C revenue increased 5%, mainly due to higher balances across most products, higher net interest margin and higher non-interest revenue. U.S. P&C revenue decreased 2% on a Canadian dollar basis due to the impact of the weaker U.S. dollar. U.S. P&C revenue increased 3% on a U.S. dollar basis driven by higher deposit revenue and increased commercial loan volumes, net of loan spread compression and lower non-interest revenue. Traditional wealth revenue was relatively unchanged, as improved equity markets and business growth including higher deposit and loan revenue were offset by a gain on sale of an equity investment in the prior year. Net insurance revenue was $42 million, compared to $136 million a year ago due to the elevated reinsurance claims, partially offset by the benefits from favourable market movements and the impact of investment portfolio related changes. BMO Capital Markets revenue decreased 4%, as Investment and Corporate Banking revenue decreased from a particularly strong quarter last year, primarily due to lower mergers and acquisitions advisory activity and lower net securities gains, partially offset by higher corporate banking-related revenue. Trading Products revenue was largely unchanged from the prior year. Corporate Services revenue decreased due to a higher group teb adjustment, partially offset by higher revenue excluding teb in the current quarter.

Net interest income increased $37 million or 2% to $2,535 million, or 3% excluding the impact of the weaker U.S. dollar, primarily due to higher deposit spreads in the Personal and Commercial banking businesses, partially offset by lower net interest income from certain trading businesses. Average earning assets increased $11.2 billion or 2% to $642.5 billion, or 4% excluding the impact of the weaker U.S. dollar, due to higher securities and loan growth. BMO’s overall net interest margin of 1.57% was flat compared to the prior year. Net interest margin (excluding trading) improved 4 basis points from the prior year to 1.91% primarily driven by higher deposit spreads in the Personal and Commercial banking businesses.

Net non-interest revenue of $2,547 million decreased $154 million or 6%, or 4% excluding the impact of the weaker U.S. dollar, mainly due to the elevated reinsurance claims in the current period, a gain on sale of an equity investment in the prior year and lower underwriting and advisory fees.

Gross insurance revenue increased $396 million from a year ago, largely due to decreases in long-term interest rates increasing the fair value of insurance investments in the current year compared to increases in long-term interest rates decreasing the fair value of insurance investments in the prior year and higher annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities (CCPB), as discussed on page 11. Given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB, we generally focus on analyzing revenue net of CCPB.

8  BMO Financial Group Fourth Quarter Report 2017

Q4 2017 vs Q3 2017

Revenue increased $196 million or 4% from the prior quarter. Net revenue decreased $124 million or 2%, or 1% excluding the impact of the weaker U.S. dollar. Net revenue included elevated reinsurance claims in the current quarter.

Canadian P&C revenue increased 2% primarily due to higher net interest margin. U.S. P&C revenue decreased 1% on a Canadian dollar basis. U.S. P&C revenue increased 2% on a U.S. dollar basis due to increased loan volumes and higher deposit revenue. Traditional wealth revenue increased $13 million or 1%. Net insurance revenue was $42 million compared to $133 million in the prior quarter primarily due to the elevated reinsurance claims of $112 million in the current quarter, net of the benefits from favourable market movements and investment portfolio related changes. BMO Capital Markets revenue increased 6%. Trading Products revenue increased, in part due to increased client activity in our equities business. Investment and Corporate Banking revenue increased as a result of higher investment banking activity, primarily reflecting increased debt underwriting and mergers and acquisitions advisory activities. Corporate Services revenue decreased largely due to a higher group teb adjustment in the current quarter.

Net interest income of $2,535 million was relatively unchanged from the prior quarter, or increased 1% excluding the impact of the weaker U.S. dollar, mainly due to higher deposit spreads. Average earning assets decreased $4.1 billion or 1% to $642.5 billion. Excluding the impact of the weaker U.S. dollar, average earning assets increased $2.6 billion from the prior quarter. BMO’s overall net interest margin increased by 2 basis points, and increased 1 basis point on an excluding trading basis, primarily due to higher deposit spreads.

Net non-interest revenue decreased $126 million or 5%, or 4% excluding the impact of the weaker U.S. dollar, primarily due to the elevated reinsurance claims and lower trading revenue in the current quarter, partially offset by increases in foreign exchange, other than trading and underwriting & advisory fees.

Gross insurance revenue increased $228 million from the prior quarter, largely due to decreases in long-term interest rates increasing the fair value of insurance investments in the current quarter compared to increases in long-term interest rates in the prior quarter decreasing the fair value of investments, partially offset by lower annuity sales. The increase in insurance revenue was more than offset by higher insurance claims, commissions and changes in policy benefit liabilities as discussed on page 11.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016
Canadian P&C	259	254	253	253	254
U.S. P&C	377	380	358	375	363
Personal and Commercial Banking	296	293	288	292	289
Wealth Management	261	243	241	250	237
BMO Capital Markets	50	35	53	48	58
Corporate Services (2)	nm	nm	nm	nm	nm
Total BMO net interest margin	157	155	157	155	159
Total BMO net interest margin (excluding trading)	191	190	187	187	186
TotalCanadian Retail (3)	257	251	251	251	251
(1)	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
(2)	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
(3)	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

  nm - not meaningful.

BMO Financial Group Fourth Quarter Report 2017  9

Provision for Credit Losses

Q4 2017 vs Q4 2016

The total provision for credit losses was $208 million, an increase of $34 million from the prior year due to higher provisions in BMO Capital Markets, Corporate Services and Canadian P&C. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions increased $11 million to $134 million due to higher commercial provisions. U.S. P&C provisions of $66 million were unchanged as higher consumer provisions were offset by the impact of the weaker U.S. dollar. BMO Capital Markets provisions were $4 million compared with net recoveries of $8 million in the prior year. Corporate Services provisions increased $12 million primarily due to lower credit recoveries compared to the prior year.

Q4 2017 vs Q3 2017

The total provision for credit losses increased $74 million, reflecting a decrease in the collective allowance in the prior quarter. The specific provision for credit losses was $208 million, relatively flat compared to the prior quarter.

Canadian P&C provisions increased $9 million due to higher commercial provisions. U.S. P&C provisions decreased $13 million due to lower consumer and commercial provisions. BMO Capital Markets provisions were $4 million compared with net recoveries of $2 million in the prior quarter. Corporate Services specific provisions were flat quarter over quarter.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016
Canadian P&C	134	125	123	505	542
U.S. P&C	66	79	66	295	257
Personal and Commercial Banking	200	204	189	800	799
Wealth Management	-	5	1	8	9
BMO Capital Markets	4	(2)	(8)	44	81
Corporate Services	4	3	(8)	(2)	(74)
Specific provision for credit losses	208	210	174	850	815
Decrease in the collective allowance for credit losses	-	(76)	-	(76)	-
Provision for credit losses	208	134	174	774	815

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016
New specific provisions	326	318	339	1,356	1,386
Reversals of previously established allowances	(47)	(47)	(85)	(241)	(228)
Recoveries of loans previously written-off	(71)	(61)	(80)	(265)	(343)
Specific provision for credit losses	208	210	174	850	815
Decrease in the collective allowance for credit losses	-	(76)	-	(76)	-
Provision for credit losses	208	134	174	774	815
PCL-to-average net loans and acceptances (annualized) (%)	0.22	0.14	0.19	0.21	0.23
Specific PCL-to-average net loans and acceptances (annualized) (%)	0.22	0.22	0.19	0.23	0.23

Impaired Loans

Total gross impaired loans (GIL) were $2,174 million at the end of the current quarter, down from $2,332 million a year ago, primarily due to lower oil and gas impaired loans. GIL increased from $2,109 million in the third quarter of 2017 primarily due to the impact of a stronger U.S. dollar.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $527 million, up from $405 million in the third quarter of 2017 and down from $555 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016
GIL, beginning of period	2,109	2,399	2,307	2,332	1,959
Classified as impaired during the period	527	405	555	2,193	2,512
Transferred to not impaired during the period	(135)	(159)	(133)	(607)	(577)
Net repayments	(184)	(242)	(161)	(1,007)	(869)
Amounts written-off	(147)	(150)	(250)	(623)	(706)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(45)	1	(28)	(46)	(34)
Foreign exchange and other movements	49	(145)	42	(68)	47
GIL, end of period	2,174	2,109	2,332	2,174	2,332
GIL-to-gross loans and acceptances (%)	0.57	0.56	0.62	0.57	0.62
(1)	GIL excludes purchased credit impaired loans.

10  BMO Financial Group Fourth Quarter Report 2017

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $573 million in the fourth quarter of 2017, up $494 million from $79 million in the fourth quarter of 2016 due to decreases in long-term interest rates increasing the fair value of policy benefit liabilities compared to increases in long-term interest rates in the fourth quarter of 2016 decreasing the fair value of policy benefit liabilities, elevated reinsurance claims and the impact of higher annuity sales. CCPB were up $320 million from $253 million in the third quarter of 2017 due to decreases in long-term interest rates increasing the fair value of policy benefit liabilities compared to increases in long-term interest rates in the third quarter of 2017 decreasing the fair value of policy benefit liabilities, and the elevated reinsurance claims, partially offset by the impact of lower annuity sales. The increases related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,369 million increased $46 million or 1% from the fourth quarter a year ago. Adjusted non-interest expense of $3,252 million decreased $3 million. Adjusted non-interest expense increased 2% excluding the impact of the weaker U.S. dollar. Adjusted non-interest expense excludes a restructuring charge in the current quarter and acquisition integration costs and the amortization of acquisition-related intangible assets in both periods. Higher technology costs and professional fees were largely offset by a gain on the sale of an office building in the quarter and lower employee-related expenses.

Reported non-interest expense increased $91 million or 3% and adjusted non-interest expense increased approximately 1% from the third quarter of 2017. Adjusted non-interest expense increased 2% excluding the impact of the weaker U.S. dollar. Higher technology costs, professional fees and other costs were largely offset by lower employee-related expenses.

Reported operating leverage, on a net revenue basis, was negative 3.6% year over year. Adjusted operating leverage, on a net revenue basis, was negative 2.1% year over year. The elevated reinsurance claims in the quarter reduced adjusted and reported operating leverage by approximately 2.0%. Annual reported and adjusted operating leverage, on a net revenue basis, were 3.7% and 1.9%, respectively.

The reported efficiency ratio was 59.6% compared to 63.0% in the prior year, and was 66.3% on a net revenue basis compared to 63.9% in the prior year. The adjusted efficiency ratio was 57.5% compared to 61.7% in the prior year, and was 64.0% on a net revenue basis compared to 62.6% in the prior year. The elevated reinsurance claims noted above increased the adjusted net efficiency ratio by approximately 1.4%.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $278 million decreased $79 million from the fourth quarter of 2016 and decreased $129 million from the third quarter of 2017. The effective tax rate for the quarter was 18.5%, compared with 21.0% a year ago and 22.7% in the third quarter of 2017. The adjusted provision for income taxes of $313 million decreased $62 million from a year ago and decreased $86 million from the third quarter of 2017. The adjusted effective tax rate was 19.3% in the current quarter, compared with 21.2% a year ago and 22.5% in the third quarter of 2017. The lower reported and adjusted tax rates in the current quarter relative to the fourth quarter of 2016 were primarily due to higher tax-exempt income from securities. The lower reported and adjusted tax rates in the current quarter relative to the third quarter of 2017 were primarily due to higher tax-exempt income from securities, partially offset by a favourable tax item in the prior quarter. On a teb basis, the reported effective tax rate for the quarter was 27.1%, compared with 26.3% a year ago and 25.3% in the third quarter of 2017. On a teb basis, the adjusted effective tax rate for the quarter was 27.2%, compared with 26.3% a year ago and 25.1% in the third quarter of 2017.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

BMO Financial Group Fourth Quarter Report 2017  11

Capital Management

Fourth Quarter 2017 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at October 31, 2017.

The CET1 Ratio increased from 11.2% at the end of the third quarter due largely to retained earnings growth and favourable pension and post-retirement benefit impacts, partially offset by business growth and share repurchases during the quarter. The CET1 Ratio increased from 10.1% at October 31, 2016 mainly due to retained earnings growth and lower source currency RWA. The impact of foreign exchange movements on the CET1 Ratio was largely offset, as outlined below.

CET1 Capital at October 31, 2017, was $30.6 billion, up from $29.6 billion at July 31, 2017, mainly due to retained earnings growth and the net impact of foreign exchange movements which increased capital from accumulated other comprehensive income net of higher capital deductions, partially offset by share repurchases during the quarter. CET1 Capital was up $2.5 billion from October 31, 2016, mainly due to higher retained earnings.

RWA were $269.5 billion at October 31, 2017, up from $264.8 billion at July 31, 2017, largely due to the impact of foreign exchange movements and business growth, partially offset by favourable pension and post-retirement and benefit impacts. RWA were down from $277.6 billion at October 31, 2016, which primarily reflects higher RWA from business growth being more than offset by the benefits of risk mitigation and capital management actions, methodology changes, as well as foreign exchange movements.

The bank’s Tier 1 and Total Capital Ratios were 13.0% and 15.1% at October 31, 2017, respectively, compared with 12.9% and 15.2%, at July 31, 2017. The Tier 1 Ratio was higher due to the same factors that impacted the CET1 Ratio as discussed above. The Total Capital Ratio was lower mainly due to the redemption of trust subordinated notes. The Tier 1 and Total Capital Ratios were 11.6% and 13.6%, respectively, at October 31, 2016. The October 31, 2017 Tier 1 Ratio was higher compared with October 31, 2016 primarily due to higher CET1 Capital as discussed above, as well as the issuance of preferred shares. The Total Capital Ratio was higher compared with October 31, 2016 primarily due to higher Tier 1 Capital.

BMO’s Leverage Ratio was 4.4% at October 31, 2017, consistent with July 31, 2017. The October 31, 2017 Leverage Ratio was higher compared to October 31, 2016 mainly due to higher Tier 1 Capital.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S. dollar-denominated RWA and U.S. dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may offset the impact of foreign exchange movements on its capital ratios and did so during the fourth quarter. Any such activities could also impact our book value and return on equity.

Other Capital Developments

During the quarter, we repurchased and cancelled 1 million common shares as part of the normal course issuer bid at an average cost of $89.88 per share for a total of approximately $90 million.

During the quarter, 130,968 common shares were issued through the exercise of stock options.

On September 26, 2017, Trust Subordinated Notes - Series A were redeemed at par for an aggregate redemption of $800 million, plus accrued and unpaid interest to, but excluding, the redemption date.

On December 5, 2017, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.93 per share, up $0.03 per share or 3% from the prior quarter and up $0.05 per share or 6% from a year ago. The dividend is payable on February 27, 2018 to shareholders of record on February 1, 2018. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016
Gross Common Equity (2)	40,114	38,694	38,464
Regulatory adjustments applied to Common Equity	(9,481)	(9,090)	(10,305)
Common Equity Tier 1 Capital (CET1)	30,633	29,604	28,159
Additional Tier 1 Eligible Capital (3)	4,690	4,690	4,290
Regulatory adjustments applied to Tier 1	(215)	(213)	(213)
Additional Tier 1 Capital (AT1)	4,475	4,477	4,077
Tier 1 Capital (T1 = CET1 + AT1)	35,108	34,081	32,236
Tier 2 Eligible Capital (4)	5,538	6,339	5,677
Regulatory adjustments applied to Tier 2	(50)	(56)	(51)
Tier 2 Capital (T2)	5,488	6,283	5,626
Total Capital (TC = T1 + T2)	40,596	40,364	37,862

Risk-weighted assets (5) (6)
CET1 Capital Risk-Weighted Assets	269,466	264,819	277,562
Tier 1 Capital Risk-Weighted Assets	269,466	264,819	277,562
Total Capital Risk-Weighted Assets	269,466	264,819	277,562

Capital Ratios (%)
CET1 Ratio	11.4	11.2	10.1
Tier 1 Capital Ratio	13.0	12.9	11.6
Total Capital Ratio	15.1	15.2	13.6
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 72%, 77% and 81%, respectively in 2017.
(6)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

12  BMO Financial Group Fourth Quarter Report 2017

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

BMO Financial Group Fourth Quarter Report 2017  13

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the fourth quarter of 2017.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to better align with current experience. Results for prior periods are restated to conform to the current presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Personal and Commercial Banking (P&C)	Table 9

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016
Net interest income (teb)	2,278	2,243	2,200	8,869	8,598
Non-interest revenue	787	805	803	3,248	3,028
Total revenue (teb)	3,065	3,048	3,003	12,117	11,626
Provision for credit losses	200	204	189	800	799
Non-interest expense	1,637	1,653	1,625	6,542	6,370
Income before income taxes	1,228	1,191	1,189	4,775	4,457
Provision for income taxes (teb)	324	299	313	1,197	1,170
Reported net income	904	892	876	3,578	3,287
Amortization of acquisition-related intangible assets (1)	12	12	13	49	52
Adjusted net income	916	904	889	3,627	3,339
Net income growth (%)	3.2	6.4	13.7	8.8	11.8
Adjusted net income growth (%)	3.0	6.2	13.2	8.6	11.4
Revenue growth (%)	2.1	3.7	12.5	4.2	13.2
Non-interest expense growth (%)	0.7	5.1	9.0	2.7	11.1
Adjusted non-interest expense growth (%)	0.8	5.2	9.2	2.8	11.3
Return on equity (%)	17.3	16.9	16.8	16.9	15.9
Adjusted return on equity (%)	17.5	17.1	17.1	17.1	16.2
Operating leverage (%) (teb)	1.4	(1.4)	3.5	1.5	2.1
Adjusted operating leverage (%) (teb)	1.3	(1.5)	3.3	1.4	1.9
Efficiency ratio (%) (teb)	53.4	54.2	54.1	54.0	54.8
Adjusted efficiency ratio (%) (teb)	52.9	53.7	53.5	53.4	54.2
Net interest margin on average earning assets (%) (teb)	2.96	2.93	2.88	2.92	2.89
Average earning assets	305,726	303,524	303,882	304,059	297,065
Average net loans and acceptances	309,165	305,971	303,865	306,120	296,565
Average deposits	236,309	238,998	235,399	238,419	230,013
(1)	Before tax amounts of: $16 million in Q4-2017; $17 million in Q3-2017; $18 million in Q4-2016; $66 million for Fiscal 2017 and $71 million for Fiscal 2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business net income of $904 million and adjusted net income of $916 million were both up 3% or 5% excluding the impact of the weaker U.S. dollar. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

14  BMO Financial Group Fourth Quarter Report 2017

Canadian Personal and Commercial Banking (Canadian P&C)	Table 10

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016
Net interest income	1,371	1,334	1,299	5,262	5,060
Non-interest revenue	515	521	503	2,182	1,909
Total revenue	1,886	1,855	1,802	7,444	6,969
Provision for credit losses	134	125	123	505	542
Non-interest expense	913	904	886	3,600	3,464
Income before income taxes	839	826	793	3,339	2,963
Provision for income taxes	215	212	205	827	761
Reported net income	624	614	588	2,512	2,202
Amortization of acquisition-related intangible assets (1)	1	1	-	3	2
Adjusted net income	625	615	588	2,515	2,204
Personal revenue	1,228	1,203	1,182	4,715	4,554
Commercial revenue	658	652	620	2,729	2,415
Net income growth (%)	6.1	9.4	5.0	14.0	4.7
Revenue growth (%)	4.7	4.8	5.4	6.8	5.0
Non-interest expense growth (%)	3.0	4.7	4.5	3.9	3.7
Adjusted non-interest expense growth (%)	3.0	4.7	4.6	3.9	3.7
Operating leverage (%)	1.7	0.1	0.9	2.9	1.3
Adjusted operating leverage (%)	1.7	0.1	0.8	2.9	1.3
Efficiency ratio (%)	48.4	48.7	49.2	48.4	49.7
Net interest margin on average earning assets (%)	2.59	2.54	2.53	2.53	2.54
Average earning assets	210,110	208,682	203,876	207,815	199,527
Average net loans and acceptances	218,909	216,878	210,715	215,667	205,813
Average deposits	154,335	154,102	145,989	152,492	142,132
(1)	Before tax amounts of: $nil in Q4-2017; $1 million in each of Q3-2017 and Q4-2016; $2 million for Fiscal 2017 and $3 million for Fiscal 2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2017 vs Q4 2016

Canadian P&C reported net income of $624 million increased $36 million or 6% and adjusted net income, which excludes the amortization of acquisition-related intangible assets, of $625 million increased $37 million or 6% from a year ago. Revenue of $1,886 million increased $84 million or 5% from the prior year, due to higher balances across most products, higher net interest margin and higher non-interest revenue. Net interest margin of 2.59% was up 6 basis points due to product mix changes, including the impact of deposits growing faster than loans, and higher spreads.

Personal revenue increased $46 million or 4% due to higher balances across most products and higher net interest margin.

Commercial revenue increased $38 million or 6% due to higher balances across most products and higher non-interest revenue.

The provision for credit losses increased $11 million to $134 million due to higher commercial provisions. Non-interest expense of $913 million increased $27 million or 3% reflecting continued investment in the business.

Average net loans and acceptances of $218.9 billion increased $8.2 billion or 4% from a year ago. Total personal lending balances (excluding retail cards) increased 3% and commercial loan balances (excluding corporate cards) grew 7%. Average deposits of $154.3 billion increased $8.3 billion or 6%. Personal deposit balances increased 5%, including 11% growth in chequing account balances, while commercial deposit balances grew 7%.

Q4 2017 vs Q3 2017

Reported and adjusted net income both increased 2% from the prior quarter. Revenue increased $31 million or 2% primarily due to higher net interest margin. Net interest margin of 2.59% was up 5 basis points primarily due to higher deposit spreads and also due to higher interest recoveries in the quarter.

Personal revenue increased $25 million or 2% and commercial revenue increased $6 million or 1%.

The provision for credit losses increased $9 million due to higher commercial provisions. Non-interest expense increased $9 million or 1%.

Average net loans and acceptances increased $2.0 billion or 1%, while average deposits increased $0.2 billion.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2017  15

U.S. Personal and Commercial Banking (U.S. P&C)	Table 11

(US$ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016
Net interest income (teb)	719	701	682	2,761	2,671
Non-interest revenue	216	219	227	817	845
Total revenue (teb)	935	920	909	3,578	3,516
Provision for credit losses	53	59	50	225	194
Non-interest expense	574	577	559	2,252	2,193
Income before income taxes	308	284	300	1,101	1,129
Provision for income taxes (teb)	86	70	83	284	310
Reported net income	222	214	217	817	819
Amortization of acquisition-related intangible assets (1)	9	9	9	36	37
Adjusted net income	231	223	226	853	856
Net income growth (%)	1.9	0.7	36.6	(0.3)	22.9
Adjusted net income growth (%)	1.6	0.4	33.7	(0.5)	20.8
Revenue growth (%)	2.9	2.4	24.9	1.8	21.5
Non-interest expense growth (%)	2.6	6.1	14.7	2.7	15.1
Adjusted non-interest expense growth (%)	2.8	6.4	15.3	2.9	15.7
Operating leverage (%) (teb)	0.3	(3.7)	10.2	(0.9)	6.4
Adjusted operating leverage (%) (teb)	0.1	(4.0)	9.6	(1.1)	5.8
Efficiency ratio (%) (teb)	61.4	62.8	61.6	62.9	62.4
Adjusted efficiency ratio (%) (teb)	60.1	61.5	60.1	61.6	60.9
Net interest margin on average earning assets (%) (teb)	3.77	3.80	3.58	3.75	3.63
Average earning assets	75,758	73,130	75,666	73,661	73,639
Average net loans and acceptances	71,512	68,700	70,478	69,233	68,514
Average deposits	64,952	65,424	67,660	65,724	66,343
(Canadian $ equivalent in millions)
Net interest income (teb)	907	909	901	3,607	3,538
Non-interest revenue	272	284	300	1,066	1,119
Total revenue (teb)	1,179	1,193	1,201	4,673	4,657
Provision for credit losses	66	79	66	295	257
Non-interest expense	724	749	739	2,942	2,906
Income before income taxes	389	365	396	1,436	1,494
Provision for income taxes (teb)	109	87	108	370	409
Reported net income	280	278	288	1,066	1,085
Adjusted net income	291	289	301	1,112	1,135
Net income growth (%)	(2.7)	0.2	37.0	(1.7)	29.5
Adjusted net income growth (%)	(3.0)	(0.1)	34.1	(1.9)	27.4
Revenue growth (%)	(1.7)	2.0	25.2	0.3	28.2
Non-interest expense growth (%)	(2.0)	5.6	14.9	1.2	21.5
Adjusted non-interest expense growth (%)	(1.8)	5.9	15.5	1.4	22.2
Average earning assets	95,616	94,842	100,006	96,244	97,538
Average net loans and acceptances	90,256	89,093	93,150	90,453	90,752
Average deposits	81,974	84,896	89,410	85,927	87,881
(1)	Before tax amounts of: US$13 million in each of Q4-2017 and Q4-2016; US$12 million in Q3-2017; US$49 million for Fiscal 2017 and US$52 million for Fiscal 2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2017 vs Q4 2016

Reported net income of $280 million and adjusted net income of $291 million both decreased 3% from a year ago due to the weaker U.S. dollar. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $222 million and adjusted net income of $231 million both increased $5 million or 2% compared to a year ago mainly due to higher revenue, partially offset by higher expenses. Revenue of $935 million increased $26 million or 3%, mainly due to higher deposit revenue and increased commercial loan volumes, net of loan spread compression and lower non-interest revenue. Net interest margin increased 19 basis points to 3.77% due to higher deposit spreads driven by increased interest rates and business mix, net of loan spread compression.

The provision for credit losses of $53 million increased $3 million due to higher consumer provisions. Non-interest expense of $574 million and adjusted non-interest expense of $561 million both increased $15 million or 3%, primarily due to higher technology investments.

Average net loans and acceptances increased $1.0 billion or 1% from the prior year to $71.5 billion, driven by commercial loan growth of 8%, partially offset by declines in personal loan volumes, largely due to the indirect auto loan sale completed in the first quarter. Subsequent to year end, we purchased a $2.1 billion residential loan portfolio. This portfolio fits well within our risk profile.

Average deposits decreased $2.7 billion or 4% from the prior year due to an expected decline in commercial volumes given higher interest rates, partially offset by growth in personal volumes.

16  BMO Financial Group Fourth Quarter Report 2017

Q4 2017 vs Q3 2017

Reported net income and adjusted net income both increased $2 million or 1% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income and adjusted net income both increased $8 million or 3% due to higher revenue, a lower provision for credit losses and lower expenses, partially offset by a more favourable tax rate in the prior quarter. Revenue increased $15 million or 2% due to increased loan volumes and higher deposit revenue. Net interest margin decreased 3 basis points due to loans growing faster than deposits, partially offset by improved deposit spreads.

Provision for credit losses decreased $6 million due to lower consumer and commercial provisions. Non-interest expense and adjusted non-interest expense both decreased 1%.

Average net loans and acceptances increased $2.8 billion or 4% due to commercial loan growth of 6%. Average deposits decreased $0.5 million or 1% due to a decline in commercial volumes, partially offset by growth in personal volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Wealth Management	Table 12

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016

Net interest income	189	175	162	700	614
Non-interest revenue	1,490	1,262	1,120	5,492	5,274
Total revenue	1,679	1,437	1,282	6,192	5,888
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	573	253	79	1,538	1,543
Revenue, net of CCPB	1,106	1,184	1,203	4,654	4,345
Provision for credit losses	-	5	1	8	9
Non-interest expense	840	832	833	3,347	3,337
Income before income taxes	266	347	369	1,299	999
Provision for income taxes	94	83	90	346	238
Reported net income	172	264	279	953	761
Acquisition integration costs (1)	-	-	7	-	30
Amortization of acquisition-related intangible assets (2)	14	15	16	65	71
Adjusted net income	186	279	302	1,018	862

Traditional Wealth businesses reported net income	189	188	201	717	539
Traditional Wealth businesses adjusted net income	203	203	224	782	640
Insurance reported net income	(17)	76	78	236	222
Net income growth (%)	(38.3)	31.6	15.0	25.2	(10.3)
Adjusted net income growth (%)	(38.1)	22.7	11.4	18.1	(9.6)
Revenue growth (%)	31.1	(18.9)	(12.0)	5.2	2.2
Revenue growth, net of CCPB (%)	(8.0)	9.5	0.9	7.1	(3.6)
Non-interest expense growth (%)	0.9	2.6	(2.5)	0.3	(0.6)
Adjusted non-interest expense growth (%)	2.3	4.5	(1.8)	1.8	(0.4)
Return on equity (%)	11.4	17.6	18.1	15.7	12.4
Adjusted return on equity (%)	12.3	18.5	19.6	16.8	14.1
Operating leverage, net of CCPB (%)	(8.9)	6.9	3.4	6.8	(3.0)
Adjusted operating leverage, net of CCPB (%)	(10.3)	5.0	2.7	5.3	(3.2)
Efficiency ratio, net of CCPB (%)	75.9	70.3	69.2	71.9	76.8
Adjusted efficiency ratio (%)	49.0	56.7	62.7	52.8	54.5
Adjusted efficiency ratio, net of CCPB (%)	74.3	68.8	66.8	70.2	73.9
Assets under management and administration	789,221	878,423	875,389	789,221	875,389
Average earning assets	28,754	28,444	26,808	28,026	25,898
Average net loans and acceptances	18,533	18,323	16,952	18,063	16,458
Average deposits	33,281	33,778	30,905	33,289	29,931

U.S. Select Financial Data (US$ in millions)
Total revenue	168	165	196	650	629
Non-interest expense	137	137	139	543	575
Reported net income	20	22	41	78	39
Adjusted net income	23	25	45	90	54
Average earning assets	3,398	3,386	3,405	3,348	3,446
Average net loans and acceptances	3,355	3,345	3,207	3,300	3,200
Average deposits	5,882	5,820	5,484	5,783	5,602
(1)	F&C acquisition integration costs before tax amounts of: $10 million in Q4-2016 and $38 million for Fiscal 2016 are included in non-interest expense.
(2)	Before tax amounts of: $18 million in Q4-2017; $17 million in Q3-2017; $19 million in Q4-2016; $80 million for Fiscal 2017 and $88 million for Fiscal 2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2017 vs Q4 2016

Reported net income of $172 million decreased $107 million or 38% and adjusted net income of $186 million decreased $116 million or 38% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Elevated reinsurance claims of $112 million in the current quarter largely resulting from the estimate of the impact of hurricanes and a gain on sale of an equity investment a year ago had a negative impact of 52% on reported net income growth and 48% on adjusted net income growth. Traditional wealth reported net income was $189 million compared to $201 million and adjusted net income was $203 million compared to $224 million a year ago, as improved equity markets and business growth including higher deposit and loan revenue were more than offset by a gain on sale of an equity investment last year. Insurance reported a net loss of $17 million due to the elevated reinsurance claims this quarter, partially offset by the benefits from favourable market movements and the impact of changes in our investment portfolio. This compared to net income of $78 million last year.

BMO Financial Group Fourth Quarter Report 2017  17

Revenue was $1,679 million compared to $1,282 million a year ago. Revenue, net of CCPB, was $1,106 million compared to $1,203 million. Revenue in traditional wealth of $1,064 million was relatively unchanged as improved equity markets, and business growth including higher deposit and loan revenue were offset by a gain on sale of an equity investment in the prior year. Insurance revenue, net of CCPB, was $42 million, compared to $136 million a year ago due to the elevated reinsurance claims, partially offset by the benefits from favourable market movements and the impact of investment portfolio related changes.

Non-interest expense of $840 million increased $7 million and adjusted non-interest expense of $822 million increased $18 million or 2% reflecting continued good expense management.

Assets under management and administration decreased $86 billion or 10% from a year ago to $789 billion due to the divestiture of a non-strategic business in the fourth quarter, which reduced assets under administration by $138 billion, and unfavourable foreign exchange movements, partially offset by market appreciation and growth in new client assets. Year-over-year loans and deposits grew by 9% and 8%, respectively, as we continue to diversify our product mix.

Q4 2017 vs Q3 2017

Reported net income was $172 million compared to $264 million in the prior quarter and adjusted net income was $186 million compared to $279 million. Traditional wealth reported net income of $189 million and adjusted net income of $203 million were relatively unchanged from the prior quarter. Insurance reported a net loss of $17 million primarily due to the elevated reinsurance claims of $112 million in the current quarter, net of benefits from favourable market movements and the impacts of investment portfolio related changes, compared to net income of $76 million in the prior quarter.

Revenue, net of CCPB, was $1,106 million compared to $1,184 million in the prior quarter. Revenue in traditional wealth increased $13 million or 1%. Net insurance revenue was $42 million compared to $133 million in the prior quarter, primarily due to the factor noted above.

Non-interest expense increased $8 million and adjusted non-interest expense increased $7 million.

Assets under management and administration decreased $89 billion or 10% due to the divestiture of a non-strategic business in the fourth quarter noted above, partially offset by market appreciation and favourable foreign exchange movements. Quarter over quarter, loans grew 1% and deposits declined 1%.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP measures section.

BMO Capital Markets	Table 13

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016

Net interest income (teb)	329	234	339	1,288	1,483
Non-interest revenue	800	833	840	3,336	2,855
Total revenue (teb)	1,129	1,067	1,179	4,624	4,338
Provision for (recovery of) credit losses	4	(2)	(8)	44	81
Non-interest expense	679	691	660	2,778	2,574
Income before income taxes	446	378	527	1,802	1,683
Provision for income taxes (teb)	120	86	135	487	430
Reported net income	326	292	392	1,315	1,253
Amortization of acquisition-related intangible assets (1)	-	1	-	2	1
Adjusted net income	326	293	392	1,317	1,254

Trading Products revenue	656	616	659	2,736	2,671
Investment and Corporate Banking revenue	473	451	520	1,888	1,667
Net income growth (%)	(16.9)	(7.8)	66.1	5.0	24.1
Revenue growth (%)	(4.3)	(1.3)	26.8	6.6	13.1
Non-interest expense growth (%)	2.9	11.3	6.1	7.9	3.8
Return on equity (%)	16.2	13.7	20.5	15.8	16.0
Operating leverage (%) (teb)	(7.2)	(12.6)	20.7	(1.3)	9.3
Efficiency ratio (%) (teb)	60.2	64.7	56.0	60.1	59.3
Net interest margin on average earning assets (%) (teb)	0.50	0.35	0.53	0.48	0.58
Average earning assets	259,583	267,224	253,963	266,928	254,370
Average assets	297,526	307,265	299,085	306,319	304,031
Average net loans and acceptances	50,217	52,745	48,117	51,358	46,109
Average deposits	141,662	144,768	151,507	147,306	150,068
U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	340	317	320	1,343	1,144
Non-interest expense	232	244	223	927	860
Reported net income	74	55	70	285	184
Average earning assets	90,448	90,347	80,739	88,135	78,704
Average assets	95,224	95,292	87,654	93,344	86,222
Average net loans and acceptances	15,504	15,703	15,768	15,551	15,068
Average deposits	56,683	53,824	50,614	52,471	52,459
(1)	Before tax amounts of: $nil in each of Q4-2017 and Q4-2016; $1 million in Q3-2017; $3 million for Fiscal 2017 and $1 million for Fiscal 2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18  BMO Financial Group Fourth Quarter Report 2017

Q4 2017 vs Q4 2016

Reported and adjusted net income, which excludes the amortization of acquisition-related intangible assets, were both $326 million, down $66 million or 17% from record performance a year ago, primarily due to lower revenue in our Investment and Corporate Banking business, higher expenses, and a higher provision for credit losses.

Revenue of $1,129 million decreased $50 million or 4%, or 3% excluding the impact of the weaker U.S. dollar. Investment and Corporate Banking revenue decreased from a particularly strong quarter last year, primarily due to lower mergers and acquisitions advisory activity and lower net securities gains, partially offset by higher corporate banking-related revenue. Trading Products revenue was largely unchanged from the prior year.

The provision for credit losses was $4 million compared with net recoveries of $8 million in the prior year. Reported and adjusted non-interest expense of $679 million increased $19 million or 3%, or 5% excluding the impact of the weaker U.S. dollar, reflecting continued investment in our business.

Q4 2017 vs Q3 2017

Reported and adjusted net income both increased 11% from the prior quarter, primarily due to higher revenue and lower expenses, partially offset by the impact of a more favourable tax rate in the prior quarter and a higher provision for credit losses.

Revenue increased $62 million or 6%, or 7% excluding the impact of the weaker U.S. dollar. Trading Products revenue increased, in part due to increased client activity in our equities business. Investment and Corporate Banking revenue increased as a result of higher investment banking activity, primarily reflecting increased debt underwriting and mergers and acquisitions advisory activity.

The provision for credit losses was $4 million compared with a net recovery of $2 million in the prior quarter. Reported and adjusted non-interest expense both decreased 2%, or were relatively unchanged excluding the impact of the weaker U.S. dollar.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services	Table 14

(Canadian $ in millions, except as noted)	Q4-2017	Q3-2017	Q4-2016	Fiscal 2017	Fiscal 2016

Net interest income before group teb offset	(85)	(57)	(79)	(283)	(313)
Group teb offset	(176)	(62)	(124)	(567)	(510)
Net interest income (teb)	(261)	(119)	(203)	(850)	(823)
Non-interest revenue	43	26	17	177	58
Total revenue (teb)	(218)	(93)	(186)	(673)	(765)
Recovery of credit losses	4	(73)	(8)	(78)	(74)
Non-interest expense	213	102	205	635	716
Loss before income taxes	(435)	(122)	(383)	(1,230)	(1,407)
Recovery of income taxes (teb)	(260)	(61)	(181)	(734)	(737)
Reported net loss	(175)	(61)	(202)	(496)	(670)
Acquisition integration costs (1)	15	13	14	55	41
Cumulative accounting adjustment (2)	-	-	-	-	62
Restructuring costs (3)	41	-	-	41	132
Decrease in the collective allowance for credit losses (4)	-	(54)	-	(54)	-
Adjusted net loss	(119)	(102)	(188)	(454)	(435)
Corporate Services Recovery of Credit Losses
Impaired real estate loans	6	-	(2)	2	(16)
Interest on impaired loans	-	-	-	-	-
Purchased credit impaired loans	(2)	3	(6)	(4)	(58)
Purchased performing loans	-	-	-	-	-
Provision for (recovery of) credit losses, adjusted basis	4	3	(8)	(2)	(74)
Decrease in the collective allowance for credit losses	-	(76)	-	(76)	-
Recovery of credit losses, reported basis	4	(73)	(8)	(78)	(74)
Average loans and acceptances	54	58	82	63	96
Period-end loans and acceptances	53	55	80	53	80
U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(33)	(25)	(30)	(111)	(124)
Recovery of credit losses	12	(13)	12	(23)	(81)
Non-interest expense	83	33	66	244	218
Recovery of income taxes (teb)	(48)	(14)	(27)	(114)	(75)
Reported net loss	(80)	(31)	(81)	(218)	(186)
Adjusted total revenue (teb)	(33)	(25)	(30)	(111)	(124)
Adjusted provision for (recovery of) credit losses	2	3	(7)	(2)	(56)
Adjusted non-interest expense	52	19	52	170	119
Adjusted net loss	(54)	(33)	(61)	(185)	(140)
(1)	Acquisition integration costs related to the acquired BMO Transportation Finance business are primarily included in non-interest expense.
(2)	Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.
(3)	Restructuring charges before-tax amounts of: $59 million in Q4-2017 and $188 million in Q2-2016, as we continue to accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring cost is included in non-interest expense.
(4)	Decrease in the collective allowance for credit losses before-tax amount of $76 million in Q3-17.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2017  19

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and procurement for BMO Financial Group.

The costs of these Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, BMO Wealth Management and BMO Capital Markets), with remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, certain purchased loan accounting impacts, residual unallocated expenses, certain acquisition integration costs, restructuring costs and adjustments to the collective allowance for credit losses.

Q4 2017 vs Q4 2016

Corporate Services net loss for the quarter was $175 million compared with a net loss of $202 million a year ago. Corporate Services adjusted net loss for the quarter was $119 million compared with an adjusted net loss of $188 million a year ago. Adjusted results exclude a $41 million after tax restructuring charge in the current quarter and acquisition integration costs in both periods. Adjusted results increased due to lower expenses, in part due to the impact of a gain on the sale of an office building and higher revenue excluding teb, partially offset by lower credit recoveries. Reported results increased due to the net impact of the drivers noted above, partially offset by the restructuring charge in the current quarter.

Q4 2017 vs Q3 2017

Corporate Services net loss for the quarter was $175 million compared with a net loss of $61 million in the prior quarter. Corporate Services adjusted net loss was $119 million, compared with an adjusted net loss of $102 million in the prior quarter. Adjusted results exclude a $41 million after tax restructuring charge in the current quarter and a $54 million after-tax decrease in the collective allowance in the prior period, as well as acquisition integration costs in both periods. Adjusted results decreased largely due to higher expenses, net of a gain on the sale of an office building in the current quarter, partially offset by the impact of a less favourable tax rate in the prior quarter. Reported results decreased due to the decrease in the collective allowance in the prior quarter and the restructuring charge in the current quarter, in addition to the net impact of the drivers noted above.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20  BMO Financial Group Fourth Quarter Report 2017

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk are outlined in the Enterprise-Wide Risk Management section on pages 78 to 112 of BMO’s 2017 annual MD&A.

BMO Financial Group Fourth Quarter Report 2017  21

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31, 2017	July 31, 2017	October 31, 2016	October 31, 2017	October 31, 2016
Interest, Dividend and Fee Income
Loans	$3,583	$3,439	$3,231	$13,564	$12,575
Securities	507	507	437	1,945	1,704
Deposits with banks	106	92	53	324	223
	4,196	4,038	3,721	15,833	14,502
Interest Expense
Deposits	1,109	991	832	3,915	3,052
Subordinated debt	43	38	38	155	170
Other liabilities	509	476	353	1,756	1,408
	1,661	1,505	1,223	5,826	4,630
Net Interest Income	2,535	2,533	2,498	10,007	9,872
Non-Interest Revenue
Securities commissions and fees	234	240	239	969	924
Deposit and payment service charges	298	301	298	1,187	1,141
Trading revenues	302	376	310	1,352	1,192
Lending fees	230	238	213	917	859
Card fees	116	114	122	415	461
Investment management and custodial fees	416	404	404	1,622	1,556
Mutual fund revenues	354	360	341	1,411	1,364
Underwriting and advisory fees	251	226	279	1,036	820
Securities gains, other than trading	41	43	36	171	84
Foreign exchange, other than trading	60	29	48	191	162
Insurance revenue	629	401	233	2,070	2,023
Investments in associates and joint ventures	47	58	94	386	140
Other	142	136	163	526	489
	3,120	2,926	2,780	12,253	11,215
Total Revenue	5,655	5,459	5,278	22,260	21,087
Provision for Credit Losses	208	134	174	774	815
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	573	253	79	1,538	1,543
Non-Interest Expense
Employee compensation	1,842	1,864	1,807	7,467	7,382
Premises and equipment	628	605	652	2,491	2,393
Amortization of intangible assets	127	117	111	485	444
Travel and business development	183	170	189	693	646
Communications	69	74	71	286	294
Business and capital taxes	10	9	9	38	42
Professional fees	172	139	139	563	523
Other	338	300	345	1,279	1,273
	3,369	3,278	3,323	13,302	12,997
Income Before Provision for Income Taxes	1,505	1,794	1,702	6,646	5,732
Provision for income taxes	278	407	357	1,296	1,101
Net Income	$1,227	$1,387	$1,345	$5,350	$4,631
Attributable to:
Bank shareholders	1,227	1,387	1,344	5,348	4,622
Non-controlling interest in subsidiaries	-	-	1	2	9
Net Income	$1,227	$1,387	$1,345	$5,350	$4,631
Earnings Per Share (Canadian $)
Basic	$1.82	$2.05	$2.03	$7.95	$6.94
Diluted	1.81	2.05	2.02	7.92	6.92
Dividends per common share	0.90	0.90	0.86	3.56	3.40

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

22  BMO Financial Group Fourth Quarter Report 2017

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the twelve months ended
	October 31, 2017	July 31, 2017	October 31, 2016	October 31, 2017	October 31, 2016
Net Income	$1,227	$1,387	$1,345	$5,350	$4,631
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	27	9	(31)	95	151
Reclassification to earnings of (gains) in the period (2)	(17)	(28)	(6)	(87)	(28)
	10	(19)	(37)	8	123
Net change in unrealized gains (losses) on cash flow hedges
(Losses) on cash flow hedges arising during the period (3)	(27)	(369)	(248)	(839)	(26)
Reclassification to earnings of losses on cash flow hedges (4)	36	3	11	61	10
	9	(366)	(237)	(778)	(16)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	952	(2,410)	579	(885)	213
Unrealized gains (losses) on hedges of net foreign operations (5)	(138)	252	(90)	23	41
	814	(2,158)	489	(862)	254
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	103	172	28	420	(422)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(32)	42	(41)	(148)	(153)
	71	214	(13)	272	(575)
Other Comprehensive Income (Loss), net of taxes	904	(2,329)	202	(1,360)	(214)
Total Comprehensive Income (Loss)	$2,131	$(942)	$1,547	$3,990	$4,417
Attributable to:
Bank shareholders	2,131	(942)	1,546	3,988	4,408
Non-controlling interest in subsidiaries	-	-	1	2	9
Total Comprehensive Income (Loss)	$2,131	$(942)	$1,547	$3,990	$4,417

(1)	Net of income tax (provision) recovery of $(1), $(6), $17 for the three months ended, and $(21), $(64) for the twelve months ended, respectively.
(2)	Net of income tax provision of $8, $10, $2 for the three months ended, and $36, $11 for the twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $15, $126, $99 for the three months ended, and $322, $(4) for the twelve months ended, respectively.
(4)	Net of income tax (recovery) of $(13), $(1), $(4) for the three months ended, and $(21), $(6) for the twelve months ended, respectively.
(5)	Net of income tax (provision) recovery of $50, $(91), $32 for the three months ended, and $(8), $(10) for the twelve months ended, respectively.
(6)	Net of income tax (provision) recovery of $(29), $(65), $(14) for the three months ended, and $(157), $156 for the twelve months ended, respectively.
(7)	Net of income tax (provision) recovery of $12, $(16), $15 for the three months ended, and $53, $55 for the twelve months ended, respectively.

BMO Financial Group Fourth Quarter Report 2017  23

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)		As at
	October 31, 2017	July 31, 2017	October 31, 2016
Assets
Cash and Cash Equivalents	$32,599	$32,574	$31,653
Interest Bearing Deposits with Banks	6,490	5,907	4,449
Securities
Trading	99,069	95,154	84,458
Available-for-sale	54,075	53,801	55,663
Held-to-maturity	9,094	8,809	8,965
Other	960	882	899
	163,198	158,646	149,985
Securities Borrowed or Purchased Under Resale Agreements	75,047	73,928	66,646
Loans
Residential mortgages	115,258	113,983	112,277
Consumer instalment and other personal	61,944	61,508	64,680
Credit cards	8,071	8,076	8,101
Businesses and governments	178,232	179,627	175,597
	363,505	363,194	360,655
Allowance for credit losses	(1,833)	(1,822)	(1,925)
	361,672	361,372	358,730
Other Assets
Derivative instruments	28,951	35,003	39,183
Customers’ liability under acceptances	16,546	14,599	13,021
Premises and equipment	2,033	1,968	2,147
Goodwill	6,244	6,041	6,381
Intangible assets	2,159	2,125	2,178
Current tax assets	1,371	1,396	906
Deferred tax assets	2,865	2,799	3,101
Other	10,405	12,259	9,555
	70,574	76,190	76,472
Total Assets	$709,580	$708,617	$687,935
Liabilities and Equity
Deposits	$483,488	$473,111	$473,372
Other Liabilities
Derivative instruments	27,804	37,228	38,227
Acceptances	16,546	14,599	13,021
Securities sold but not yet purchased	25,163	26,311	25,106
Securities lent or sold under repurchase agreements	55,119	61,517	40,718
Securitization and structured entities’ liabilities	23,054	21,689	22,377
Current tax liabilities	125	32	81
Deferred tax liabilities	233	232	242
Other	28,665	25,901	28,024
	176,709	187,509	167,796
Subordinated Debt	5,029	5,063	4,439
Equity
Preferred shares	4,240	4,240	3,840
Common shares	13,032	13,044	12,539
Contributed surplus	307	305	294
Retained earnings	23,709	23,183	21,205
Accumulated other comprehensive income	3,066	2,162	4,426
Total shareholders’ equity	44,354	42,934	42,304
Non-controlling interest in subsidiaries	-	-	24
Total Equity	44,354	42,934	42,328
Total Liabilities and Equity	$709,580	$708,617	$687,935

24  BMO Financial Group Fourth Quarter Report 2017

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2017	October 31, 2016	October 31, 2017	October 31, 2016
Preferred Shares
Balance at beginning of period	$4,240	$3,240	$3,840	$3,240
Issued during the period	-	600	900	600
Redeemed during the period	-	-	(500)	-
Balance at End of Period	4,240	3,840	4,240	3,840
Common Shares
Balance at beginning of period	13,044	12,463	12,539	12,313
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	45	448	90
Issued under the Stock Option Plan	9	31	146	136
Repurchased for cancellation	(21)	-	(101)	-
Balance at End of Period	13,032	12,539	13,032	12,539
Contributed Surplus
Balance at beginning of period	305	294	294	299
Issuance of stock options, net of options exercised	2	(8)	6	(14)
Other	-	8	7	9
Balance at End of Period	307	294	307	294
Retained Earnings
Balance at beginning of period	23,183	20,456	21,205	18,930
Net income attributable to bank shareholders	1,227	1,344	5,348	4,622
Dividends – Preferred shares	(48)	(34)	(184)	(150)
– Common shares	(583)	(555)	(2,312)	(2,191)
Common shares repurchased for cancellation	(70)	-	(339)	-
Share issue expense	-	(6)	(9)	(6)
Balance at End of Period	23,709	21,205	23,709	21,205
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	46	85	48	(75)
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	27	(31)	95	151
Reclassification to earnings of (gains) in the period (2)	(17)	(6)	(87)	(28)
Balance at End of Period	56	48	56	48
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	(191)	833	596	612
(Losses) on cash flow hedges arising during the period (3)	(27)	(248)	(839)	(26)
Reclassification to earnings of losses in the period (4)	36	11	61	10
Balance at End of Period	(182)	596	(182)	596
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	2,651	3,838	4,327	4,073
Unrealized gains (losses) on translation of net foreign operations	952	579	(885)	213
Unrealized gains (losses) on hedges of net foreign operations (5)	(138)	(90)	23	41
Balance at End of Period	3,465	4,327	3,465	4,327
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans
Balance at beginning of period	(195)	(540)	(512)	(90)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	103	28	420	(422)
Balance at End of Period	(92)	(512)	(92)	(512)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	(149)	8	(33)	120
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(32)	(41)	(148)	(153)
Balance at End of Period	(181)	(33)	(181)	(33)
Total Accumulated Other Comprehensive Income	3,066	4,426	3,066	4,426
Total Shareholders’ Equity	$44,354	$42,304	$44,354	$42,304
Non-controlling Interest in Subsidiaries
Balance at beginning of period	-	27	24	491
Net income attributable to non-controlling interest	-	1	2	9
Dividends to non-controlling interest	-	-	-	(10)
Redemption/purchase of non-controlling interest	-	-	(25)	(450)
Other	-	(4)	(1)	(16)
Balance at End of Period	-	24	-	24
Total Equity	$44,354	$42,328	$44,354	$42,328
(1)	Net of income tax (provision) recovery of $(1), $17, $(21), $(64) for the three and twelve months ended.
(2)	Net of income tax provision of $8, $2, $36, $11 for the three and twelve months ended.
(3)	Net of income tax (provision) recovery of $15, $99, $322, $(4) for the three and twelve months ended.
(4)	Net of income tax (recovery) of $(13), $(4), $(21), $(6) for the three and twelve months ended.
(5)	Net of income tax (provision) recovery of $50, $32, $(8), $(10) for the three and twelve months ended.
(6)	Net of income tax (provision) recovery of $(29), $(14), $(157), $156 for the three and twelve months ended.
(7)	Net of income tax recovery of $12, $15, $53, $55 for the three and twelve months ended.

BMO Financial Group Fourth Quarter Report 2017  25

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2017 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 5, 2017, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, February 26, 2018, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

August 2017: $92.07

September 2017: $93.59

October 2017: $99.88

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2017 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2017 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2018 The next Annual Meeting of Shareholders will be held on Thursday, April 5, 2018, in Toronto, Ontario.

26  BMO Financial Group Fourth Quarter Report 2017